UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                 SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    78355X104
                      (CUSIP Number of Class of Securities)

                                MICHAEL P. BYRUM
                                    PRESIDENT
                       RYDEX CAPITAL PARTNERS SPHINX FUND
                         9601 BLACKWELL ROAD, SUITE 500
                               ROCKVILLE, MD 20850
                                 (888) 597-9339

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            CALCULATION OF FILING FEE

Transaction Valuation: $96,525,106.73 (a)  Amount of Filing Fee: $11,361.01 (b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for one hundred percent of the Issuer's outstanding shares of beneficial interest is based on the total net asset value of the Issuer's outstanding shares of beneficial interest as of April 3, 2006.

(b) The amount of the filing was calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, and equals one-fiftieth of one percent of the value of the transaction.

      |X| Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $11,361.01

      Form or Registration No.: Schedule TO

      Filing Party: Rydex Capital Partners SPhinX Fund

      Date Filed: April 25, 2006

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 25, 2006 by Rydex Capital Partners SPhinX Fund (the "Fund") in connection with an offer by the Fund to purchase up to one hundred percent (100%) of its shares of beneficial interest ("Shares") upon the terms and subject to the conditions contained in the Offer to Purchase dated April 25, 2006 and the Letter of Transmittal, which constitute the Repurchase Offer. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) on April 25, 2006.

This is the Final Amendment to the Statement and is being filed to report the results of the Repurchase Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. The Repurchase Offer expired at 12:00 midnight Eastern time May 22, 2006 (the "Expiration Date").
2. Approximately $42 million of Shares were validly tendered prior to the Expiration Date and did not withdraw prior to the Expiration Date, and all of those tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer.
3. The net asset value of the Shares or portions thereof tendered pursuant to the Repurchase Offer was calculated as of May 25, 2006.
4. The payment of the purchase price of the Shares or portions thereof tendered was made in the form of cash payments given on approximately May 30, 2006 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Repurchase Offer.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 14, 2006                     Rydex Capital Partners SPhinX Fund

                                    By: /S/ MICHAEL P. BYRUM

                                    Name: Michael P. Byrum
                                    President